
Mail Stop 4561

February 20, 2009

Via Facsimile and U.S. Mail

Hugh Steven Wilson
Managing Partner
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, CA 90405

> **Re:** **Online Resources Corporation**
> **Preliminary Proxy Statement**
> **Filed February 13, 2009 by Tennenbaum Capital Partners, LLC et al.**
> **File No. 0-26123**

Dear Mr. Wilson:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.　　We note that this filing refers security holders to information expected to be contained in the company's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2.   We note that the participants own 22% of the total outstanding shares of common stock. Please furnish the information required by Item 405 of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

Background and Reasons for the Solicitation, page 2

3.   We note your statement that you believe the board should "work proactively toward one or more consolidating transactions." Please describe any specific transactions to which you are referring.

Election of Directors, page 5

4.   We note that you may introduce substitute or additional nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Further, we note that the shares represented by the blue proxy card will be voted for the substitute or additional nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Solicitation of Proxies, page 7

5.   Fill in the blanks in this section.

Information Contained in the Company Proxy Statement, page 7

6.   Please correct references to the 2010 annual meeting of stockholders to read 2009.

7.   The nominees are participants in this solicitation and therefore are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer in this section.

Annex A

Interests of the Participants in the Solicitation, page A-1

8.   We note that you state that all of the shares held by the Funds are held of record by Cede & Co. Please note that Cede & Co. is not a holder of record; instead, each of the depositary's accounts for which the securities are held is a single record holder. Refer to Question 152.01, Section 152. Rule 12g5-1, Exchange Act Rules, in the Division of Corporation Finance's Compliance & Disclosure Interpretations. Please revise.

Form of Proxy

9.   We note that you state that the proxy is being solicited by Tennenbaum Capital Partners, LLC. Please revise to indicate that the proxy is also being solicited by Tennenbaum Opportunities Partners V, LP, Special Value Expansion Fund, LLC, and Messrs. Michael Leitner, Hugh Steven Wilson, John Dorman, Edward Horowitz, and Bruce Jaffe. Refer to Rule 14a-4(a)(1).

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

        ·   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Direct any questions to Michael F. Johnson at (202) 551-3477 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 351-5245
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP